Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” in the Statement of Additional Information, each dated October 1, 2023, and each included in this Post-Effective Amendment No. 81 to the Registration Statement (Form N-1A, File No. 002-81105) of Deutsche DWS Tax Free Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated July 24, 2023, with respect to the financial statements and financial highlights of DWS Intermediate Tax-Free Fund (one of the funds constituting Deutsche DWS Tax Free Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended May 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

September 22, 2023